UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Translation of registrant’s name into English)
________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

Our early-stage mobility technology holding, Bringg delivery technologies Ltd (“Bringg”) completed a series-E investment round of $100 million. Following the round, our undiluted holdings are 17.2%.

The investment sets Bringg’s valuation at $1 billion, making it the first and only unicorn in last-mile delivery and fulfillment cloud technology.

For more information about our investments in Bringg in the last 7 years, please see our 20-F form which we submitted for the year 2020, on April 26, 2021 (File No. 21851423), page 21, under the caption “Other Investments”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By: /s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: June 16, 2021

EXHIBIT INDEX

Exhibit 99.1 Item
Press Release, dated June 16, 2021, announcing  the holdings in Bringg.